UN[…] SECURITIES ANI[…]
Washington, D.C. 20549

02023599

VF 7-16-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47644

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Paragon Financial Group Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

RECD S.E.C.
JUL 09 2002
535

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Randall C. Brown + Associates. PC
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
JUL 19 2002
P
THOMSON FINANCIAL

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

VK 7/18/02

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JUL 0 9 2002

DIVISION OF MARKET REGULATION

Audited Financial Statements
and
Supplementary Information

Paragon Financial Group Incorporated

December 31, 2001

RANDALL C. BROWN & ASSOCIATES, P.C.
Certified Public Accountants
338 Paces Center
455 E. Paces Ferry Road, N.E.
Atlanta, Georgia 30305-3320

Paragon Financial Group Incorporated

Financial Statements

December 31, 2001

Table of Contents

RANDALL C. BROWN & ASSOCIATES, P.C.
Certified Public Accountants
338 PACES CENTER
455 E. PACES FERRY RD., N.E.
ATLANTA, GEORGIA 30305-3320

404/237-4732
FAX 404/266-2943

RANDALL C. BROWN, CPA
公認会計士
ランダル・C・ブラウン

Report of Independent Auditors

Shareholders
Paragon Financial Group Incorporated
Atlanta, Georgia

We have audited the accompanying balance sheets of Paragon Financial Group Incorporated as of December 31, 2001 and 2000 and the related statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paragon Financial Group Incorporated as of December 31, 2001 and 2000 and the results of its operations and cash flows for each of the two years in the period ended December 31, 2001 in conformity with generally accepted accounting principles.

Randall C. Brown + Associates, P.C.

February 22, 2002

Paragon Financial Group Incorporated

Balance Sheets

	December 31, 2001	2000
Assets		
Current assets		
Cash and cash equivalents	**$637,098**	$ 478,413
Accounts receivable:		
From clearing firms	**154,805**	184,110
From customers	**28,654**	13,472
	183,549	197,582
Current portion of note receivable from shareholder	**2,566**	2,407
Other current assets	**8,813**	2,983
Total current assets	**831,936**	681,385
Property and equipment - net	**31,315**	37,688
Other assets		
Secured demand note receivable	**300,000**	300,000
Note receivable from shareholder, net of current portion	**5,657**	8,222
Investment	**3,300**	3,300
	308,957	311,522
Total assets	**$1,172,208**	$1,030,595
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	**$ 45,276**	$ 99,095
Accrued expenses for customers	**659,308**	476,489
Current portion of capital lease obligation	**4,610**	4,253
Total current liabilities	**709,194**	579,837
Secured demand note payable to shareholder	**300,000**	300,000
Subordinated note payable to shareholder	**8,058**	7,516
Capital lease obligation – net of current portion	**1,572**	6,182
Shareholders' equity		
Common stock, $1 par value		
100 shares authorized, issued and outstanding	**100**	100
Additional paid-in capital	**99,900**	99,900
Retained earnings	**53,384**	37,060
Total shareholders' equity	**153,384**	137,060
Total liabilities and shareholders' equity	**$1,172,208**	$1,030,595

See accompanying notes.

Paragon Financial Group Incorporated

Statements of Operations

	Year ended December 31, 2001	2000
Revenues		
Commissions	**$3,565,958**	$3,327,616
Investment income	**4,827**	6,000
Interest income	**14,019**	11,447
Miscellaneous income	**4,021**	-0-
	3,588,825	3,345,063
Expenses		
Employee compensation and benefits	**365,625**	312,390
Clearing fees	**580,534**	601,648
Research and recapture payments	**2,377,617**	2,130,073
Occupancy and equipment rent	**52,250**	47,795
Interest expense	**1,418**	4,191
Taxes other than income taxes	**16,600**	20,304
Other operating expenses	**137,774**	138,852
	3,531,818	3,255,253
Net income	**$ 57,007**	$ 89,810
Net income per share	**$ 570.07**	$ 898.10

See accompanying notes.

Paragon Financial Group Incorporated

Statements of Shareholders' Equity

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
Balance at January 1, 2000	100	$100	$99,900	$ 60,434	$ 160,434
Net income				89,810	89,810
Distributions				(113,184)	(113,184)
Balance at December 31, 2000	100	100	99,900	37,060	137,060
Net income				57,007	57,007
Distributions				(40,683)	(40,683)
Balance at December 31, 2001	100	$100	$ 99,900	$ 53,384	$153,384

See accompanying notes.

Paragon Financial Group Incorporated

Statements of Cash Flows

	Year ended December 31, 2001	2000
Operating activities		
Net income	**$ 57,007**	$ 89,810
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization	**16,913**	15,191
Interest on shareholder loan	**542**	3,117
Change in operating assets and liabilities:		
Accounts receivable	**14,123**	90,613
Other current assets	**(5,830)**	(330)
Accounts payable and accrued expenses for customers	**129,000**	86,659
Other current liabilities	**-0-**	(2,667)
Net cash provided by operating activities	**211,755**	282,393
Investing activities		
Purchases of property and equipment	**(10,540)**	(4,483)
Purchase of investment	**-0-**	(3,300)
Repayments of loan to shareholder	**2,406**	2,256
Net cash (used) by investing activities	**(8,134)**	(5,527)
Financing activities		
Payment on subordinated note payable to shareholder	**-0-**	(50,000)
Decrease in capital lease obligation	**(4,253)**	(2,346)
Distributions to shareholders	**(40,683)**	(113,184)
Net cash (used) by financing activities	**(44,936)**	(165,530)
Net increase in cash and cash equivalents	**158,685**	111,336
Cash and cash equivalents at beginning of year	**478,413**	367,077
Cash and cash equivalents at end of year	**$637,098**	$ 478,413
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for:		
Interest	**$ 877**	$ 1,074
Income taxes	**$ -0-**	$ -0-
Addition of property and equipment under capital lease	**$ -0-**	$ 12,781
Noncash financing activity - accrued interest on loan from shareholder which is not payable until the maturity of the loan.	**$ 634**	$ 3,117

See accompanying notes.

1. Summary of Significant Accounting Policies

Description of Business

Paragon Financial Group Incorporated (the "Company") is a registered broker-dealer under the *Securities Exchange Act of 1934*. In addition, the Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company provides research and execution services to various institutional investors. All securities transactions are cleared on a fully-disclosed basis through a major member of the New York Stock Exchange.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Provisions for depreciation are computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements and capital leases are amortized over the estimated useful lives of the related assets or the period of the lease, whichever is shorter. Maintenance and repairs are expensed as incurred. Additions and betterments, including those under lease, are capitalized.

Net Income Per Share

Net income per share is based on the weighted average number of shares of common stock outstanding during each year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those reported estimates.

Summary of Significant Accounting Policies (continued)

Long-lived Assets

Long-lived assets are periodically reviewed for impairment based on assessment of future operations. The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

Accounting for Securities Transactions

Securities transactions are recorded for internal accounting purposes on a settlement-date basis which is generally the third business day following the transaction date. In accordance with generally accepted accounting principles, however, a year-end adjustment is made to give effect to trade-date accounting.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an *S Corporation.* In lieu of corporate income taxes, the shareholders of an *S Corporation* are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

2. Property and Equipment

Property and equipment is composed of the following:

	December 31,	
	2001	2000
Furniture and fixtures	**$22,895**	$ 21,972
Equipment	**68,722**	62,306
Software	**3,136**	2,743
Website development	**2,808**	-0-
Leasehold improvements	**8,864**	8,864
Accumulated depreciation and amortization	**(75,110)**	(58,197)
	$31,315	$ 37,688

Equipment includes $12,781 recorded pursuant to a capital lease.

3. Lease Commitments

The Company leases its office premises under a non-cancelable lease agreement which expires February 28, 2003. Total rental expense under this lease for the year ended December 31, 2001 was $48,570. The Company also leases equipment under various operating leases. Total rental expense for equipment under these leases for the year ended December 31, 2001 was $3,680.

The Company also leases certain equipment under a non-cancelable capital lease entered into in 2001.

Future minimum annual rental requirements under all leases are as follows for the years ending December 31:

Year	Capital Leases	Operating Leases
2002	$ 5,129	$48,336
2003	1,710	8,056
Total	6,839	$56,392
Less: Amount representing interest	657	
Present value of net minimum capital lease payments	6,182	
Less: Current installments of obligations under capital leases	4,610	
Obligations under capital leases, net of current installments	$ 1,572	

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed fifteen to one and shall at all times have and maintain net capital of not less than $250,000. Net capital and the related aggregate indebtedness to net capital ratio fluctuate on a daily basis; however, the aggregate indebtedness to net capital ratio at December 31, 2001 was 185%, and the net capital was $384,384.

5. Clearing Agreements

The Company has fully-disclosed clearing agreements with Bear Stearns & Co., and Merrill Lynch. These agreements may be canceled by either of the parties upon written notice in accordance with the terms of the agreements.

6. Subordinated Loan Agreement

The Company has a fully-disclosed subordinated loan agreement with a fifty percent (50%) shareholder and Vice President of the Company. The loan carries an annual interest rate of prime plus one quarter percent (.25%). The original principal of $50,000 was repaid during the year ended December 31, 2000. The balance, which represents accrued interest, is payable December 31, 2004.

7. Related Party Transaction

During the year ended December 31, 1999, a fifty percent (50%) shareholder and President of the Company borrowed $15,000 pursuant to a promissory note which bears interest at 6.5%. The note provides for twenty-four quarterly payments of $762.

8. Secured Demand Note

The Company's election during 1999 to be a $250,000 minimum net capital broker-dealer was accomplished via a non-interest bearing secured demand note in the amount of $300,000 which was collateralized by common stock of a publicly traded company which was pledged by the Vice President and 50% shareholder of the Company.

Report of Independent Auditors on Supplementary Information

Shareholders
Paragon Financial Group Incorporated
Atlanta, Georgia

Our audits were made for the purpose of forming an opinion on the basic financial statements of Paragon Financial Group Incorporated taken as a whole. The supplementary information presented hereinafter is presented for purposes of additional analysis and to meet specific requirements of the U.S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying supplementary information (schedules), except for the schedule of expenses, have been prepared solely for filing with regulatory agencies and are not intended for any other purpose. This supplementary information (schedules) has been prepared in conformity with the accounting practices by the U.S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not intended to be presented in conformity with generally accepted accounting principles.

Randall C. Brown + Associates, P.C.

February 22, 2002

Paragon Financial Group Incorporated

Schedule of Customer Reserve Computation and Comparison to Reserve Account Balance

December 31, 2001

Paragon Financial Group Incorporated claims exemption from Rule 15c3-3 pursuant to Section (K) (2) B inasmuch as all customer transactions are cleared through other broker-dealers on a fully-disclosed basis. However, in connection with the Company's recapture services, the computation of the reserve requirement for brokers and dealers as set forth in the *NASD Manual* is as follows:

All customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

Customer Reserve Formula	Credits	Debits
(1) Free credit balances and other credit balances in customers' securities accounts	n/a	
(2) Monies borrowed collateralized by securities carried for the account of customers	n/a	
(3) Monies payable against customers' securities loaned	n/a	
(4) Customers' securities failed to receive	n/a	
(5) Credit balances in firm accounts which are attributable to principal sales to customers	n/a	
(6) Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	n/a	
(7) Market value of short security counter difference over 30 calendar days old	n/a	
(8) Market value of short securities and credits in all suspense accounts over 30 calendar days	n/a	
(9) Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	n/a	
(10) Other – Commission recapture payments payable to clients	$52,090	
(11) Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	n/a	
(12) Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	n/a	
(13) Failed to deliver of customers' securities not older than 30 calendar days	n/a	
(14) Margin required and on deposit with the OCC for all option contracts written or purchased in customer accounts	n/a	
(15) Excess of total credits over total debits	$52,095	
Times 105% for monthly computation	X 1.05	
(16) Total amount required to be on deposit in Reserve Account	54,700	
(17) Balance in Reserve Account as of 12/31/01	161,959	
(18) Excess Reserve Account	$(107,259)	

Paragon Financial Group Incorporated

Schedule of Computation of Net Capital and Reconciliation of Unaudited Computation of Net Capital to Audited Computation of Net Capital

December 31, 2001

	Unaudited	Net Change Increase (Decrease)	Audited
Total Ownership Equity from balance sheet at December 31, 2001	$134,751	$ 18,633	$153,384
Deduct ownership Equity not allowed for net capital	-0-	-0-	-0-
Total ownership Equity	134,751	18,633	153,384
Add: secured demand note	300,000	-0-	300,000
Add: liabilities subordinated to claims of general creditors	-0-	-0-	-0-
Total capital and allowable subordinated liabilities and credits at December 31, 2001	434,751	18,633	453,384
Deduct: total non-allowable assets from balance sheet at December 31, 2001	(92,699)	24,507	(68,192)
	342,052	43,140	385,192
Haircuts on securities at December 31, 2001	(810)	2	(808)
Net capital at December 31, 2001	$341,242	$43,142	$384,384

Paragon Financial Group Incorporated

Schedule of Computation of Aggregate Indebtedness

December 31, 2001

	Unaudited	Net Change Increase (Decrease)	Audited
Total aggregate indebtedness liabilities From balance sheet at December 31, 2001	$717,435	$ (8,241)	$709,194
Other additions as of December 31, 2001	6,182	(4,610)	1,572
Total aggregate indebtedness at December 31, 2001	723,617	(12,851)	710,766
Add: other deductions	-0-	-0-	-0-
Aggregate indebtedness at December 31, 2001	$723,617	$(12,851)	$710,766
Percentage of aggregate indebtedness to net capital at December 31, 2001			185%

Paragon Financial Group Incorporated

Schedule of Reconciliation of Unaudited to Audited Balance Sheet

December 31, 2001

	Unaudited	Net Change Increase (Decrease)	Audited
Assets			
Current assets			
Cash and cash equivalents	$ 630,441	$ 6,657	$ 637,098
Accounts receivable:			
From clearing firms	139,444	15,361	154,805
From customers	56,060	(27,406)	28,654
	195,504	(12,045)	183,459
Current portion of note receivable from shareholder	2,407	159	2,566
Other current assets	-0-	8,813	8,813
Total current assets	828,352	3,584	831,936
Property and equipment			
Furniture and fixtures	22,895	-0-	22,895
Equipment	64,352	4,370	68,722
Software	3,136	-0-	3,136
Website development	-0-	2,808	2,808
Leasehold improvements	8,864	-0-	8,864
Accumulated depreciation and amortization	(70,197)	(4,913)	(75,110)
Total property and equipment	29,050	2,265	31,315
Other assets			
Secured demand note receivable	300,000	-0-	300,000
Note receivable from shareholder – net of current portion	5,182	475	5,657
Investment	3,300	-0-	3,300
	308,482	475	308,957
Total assets	$1,165,884	$ 6,324	$1,172,208

Paragon Financial Group Incorporated

Schedule of Reconciliation of Unaudited to Audited Balance Sheet (Continued)

December 31, 2001

	Unaudited	Net Change Increase (Decrease)	Audited
Liabilities and stockholders' equity			
Current liabilities			
Accounts payable	$ 69,938	$ (24,662)	$ 45,276
Accrued expenses for customers	643,244	1,064	659,308
Current portion of capital lease obligation	4,253	357	4,610
Total current liabilities	717,435	(8,241)	709,194
Secured demand note payable	300,000	-0-	300,000
Note payable – subordinated loan	7,516	542	8,058
Capital lease obligation – net of current portion	6,182	(4,610)	1,572
Total liabilities	$1,031,133	(12,309)	1,018,824
Shareholders' equity			
Common stock, $1 par value 100 shares authorized and outstanding	100	-0-	100
Additional paid-in capital	99,900	-0-	99,900
Retained earnings	34,751	18,633	53,384
Total shareholders' equity	134,751	18,633	153,384
Total liabilities and shareholders' equity	$1,165,884	$ 6,324	$1,172,208

Paragon Financial Group Incorporated

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year ended December 31, 2001

Subordinated liabilities at January 1, 2001	$ 7,516
Increases	542
Decreases	-0-
Subordinated liabilities at December 31, 2001	$ 8,058

Paragon Financial Group Incorporated

Schedule of Expenses

	Year ended December 31, 2001	2000
Advertising	$ 1,265	$ -0-
Auto expense	14,711	10,088
Bank charges	3,839	334
Bond expense	1,227	1,579
Business licenses	516	480
Clearing fees	580,534	601,648
Research and recapture payments	2,377,617	2,130,073
Compensation of officers	282,000	251,000
Contract services	119	722
Contributions	2,000	1,505
Data communication	3,879	4,201
Depreciation	16,913	15,191
Dues and membership fees	2,379	2,268
Education	744	2,040
Employee services	38,812	13,632
Equipment rental	3,680	1,642
Gifts	4,445	1,210
Insurance - Employee group	2,045	11,636
Insurance - General	566	500
Interest expense	1,418	4,191
Internal research expense	2,856	9,083
Legal and accounting	19,528	25,207
Marketing	3,141	2,283
Meals and entertainment	17,283	11,628
NASD assessment	3,302	6,614
Office expense	2,293	3,521
Office rent	48,570	46,153
Postage	3,854	3,264
Quotation service	4,935	1,800
Recruitment	100	471
Repairs and maintenance	482	-0-
Salaries and wages	42,768	36,122
Storage	238	-0-
Subscriptions	1,472	2,834
Supplies	3,515	5,250
Taxes other than income taxes	16,600	20,304
Telephone	9,970	9,599
Travel	12,202	17,180
	$3,531,818	$3,255,253

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Shareholders
Paragon Financial Group Incorporated
Atlanta, Georgia

In planning and performing our audits of the financial statements and supplemental schedules of Paragon Financial Group Incorporated (the Company), for each of the two years in the period ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to address whether those

Shareholders
Paragon Financial Group Incorporated
Atlanta, Georgia

practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Randall C. Brown + Associates, P.C.

February 22, 2002